Filed by Huntington Bancshares Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001-11267

Date: February 10, 2016

The following is a transcript of remarks by Huntington Bancshares Incorporated executives at the Credit Suisse Financial Services Forum hosted on February 10, 2016, a webcast of which has been made available at http://huntington-ir.com/confcall/index.htm.

Transcript of Remarks by Huntington Bancshares Incorporated Executives at the Credit Suisse Financial Services Forum, hosted on February 10, 2016 and webcast posted on February 10, 2016

February 10, 2016, 2:30PM GMT

CORPORATE PARTICIPANTS

Steve Steinour Huntington Bancshares Incorporated - Chairman, President, CEO

Mac McCullough Huntington Bancshares Incorporated – CFO

CONFERENCE CALL PARTICIPANTS

Jill Shea Credit Suisse – Analyst

PRESENTATION

Jill Shea - Credit Suisse – Analyst

Next up we’re pleased to have the management team of Huntington Bancshares joining us. Here with us today is Chairman, President, and CEO, Steve Steinour, Chief Financial Officer, Mac McCullough, and Mark Muth, Director of Investor Relations. Huntington has had a solid year in terms of earnings growth as investments in the business continue to drive results. In addition, the company has an exciting year ahead from a strategic point of view with its recently announced transaction with FirstMerit. We’re excited to have Steve with us here today to share some thoughts. With that I’ll turn it over to Steve.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

?Good morning. Thank you, Jill and Credit Suisse, for inviting us to participate in today’s conference. To those of you here in the room and those listening to the webcast, we appreciate your interest in Huntington and the opportunity to talk with you today.

Slide 2, this is our forward-looking statement disclosure. I’ll be making some forward-looking comments today. So, please take the time to read this. Slide three, joining me today is Mac McCullough, our CFO, and he’ll be FirstMerit joining in the conversation during Q&A. Also present are Mark Muth and Rick Taylor for Investor Relations.

For today’s presentation I’d like to begin by sharing a recap of our strategy, Huntington’s evolution through the previous six years and our outlook and strategies going forward. From there I’ll transition to review the FirstMerit transaction and an update on what we’ve done since the announcement. Finally I’ll wrap up with some important investor messages before we take your questions.

So, slide 4, I recognize this is a bit of a dense slide but I think it does a good job of encapsulating Huntington’s core strategies. These strategies have been in place since 2009 and while we continue to adjust tactics as you’d expect, the core strategies have not changed. Grow market share and grow share of wallet. We’ve built our strategies around three core businesses where we believe we have competitive advantages. We’re building — we’ve become a really good consumer bank. We’re building on our reputation and competencies with small business and middle market companies and we have one of the best finance companies in the industry. We’ve built a strong foundation of capabilities, products, and brand positioning within these business. We can and will get better execution as we continue to extend these advantages. Our focus is on constantly improving our execution.

We’ve invested significantly in the franchise over the past six years and we’ll continue to invest. We’ve invested in brand and products. We’ve invested in our people. We’ve invested in risk management which is an important focus as we manage the company for long-term consistent performance. We’ve invested in technology such as digital and mobile, ATMs, teller systems, and our phone bank. We’ve invested in our data and analytics capability and we’ve invested in our distribution. This is where I’m going to spend some time today.

So, turning to slide 5, I want to talk about something that’s at the core of Huntington’s success. It’s our risk management. So, going back to 2009, we changed the way we think about credit. My background is credit and risk management. We’ve brought in experienced risk management individuals and we’ve changed the way we manage the bank. Risk management is a part of the culture of our organization today and we think that this has been and will continue to be an advantage for us.

Turning to slide 6, you can see the approach to accelerating development since 2009. I want to be clear that the actions you see on this slide apply today as much as they applied back in 2009. we’re very focused on our core businesses. We feel that we have strong capabilities around consumer, small to medium enterprises, and auto. Most of you are aware of our auto business and the size and scale of that. We run a very good auto shop. But not as well understand is that we took the franchise from a thrift to a commercial bank over time. The balance sheet on the liabilities side is core funded with non-interest bearing DDA as a percentage of total deposits, up 30% at the end of 2015 compared to 14% at the end of 2008.

On the asset side we’ve reduced commercial real estate by approximately 50% going from more than 5,000 relationships to less than 300 today. Today we have a very competitive balance sheet structure compared to our regional bank peers. Our cost of deposits decreased from 2.23% in the fourth quarter of

’08 to 16 basis points in the fourth quarter of ’15. Now, over the same period our net interest margin decreased by 9 basis points from 3.18% to 3.09% in the fourth quarter. So, our NIM has held up exceptionally well.

But I think the thing that’s driving forward is our relentless focus on execution. We’ve improved our execution every year. We have a very clear focus on the types of things we want to do and how we want to better serve our customers.

Slide 7 is a slide we publish every quarter and clearly shows the tangible results of our strategy in the form of what we believe to be industry-leader consumer and business customer acquisition. We’ve been very successful in customer acquisition and do not see that slowing any time soon. The lower two show the revenue growth from these customer groups driven robust customer acquisition rates coupled with our optimal customer relationship or OCR strategy of deepening relationships. In a revenue constrained environment for the industry we believe our ability to produce consistent revenue growth is a distinctive characteristic of the Huntington story. Significant opportunity remains for future deepening customer relationships and this is a major focus of our strategy going forward.

Turning to slide 8, I want to discuss how our distribution ties into our overall strategy. Huntington has adopted an omnichannel distribution approach built around a simple premise — customer’s choice. Our Fair Play philosophy and our welcome brand and our distinctive products and features are all designed with the customer in mind. We believe customers should choose how they bank with Huntington, not be compelled to use one channel or another.

And through our Fair Play approach we look to educate and influence behavior but not force migration. For example we provide distinct customer-centric services such as an all day deposit which encourages more deposits to go through the ATMs and mobile instead of relying solely on the branch network. So, if you make a deposit with us after midnight on a mobile or ATM you get same day deposit credit.

We’re able to move transactions into lower cost service venues but are able to achieve this in a customer friendly way. The key differentiator with Huntington for many in the industry is customer choice. Our omnichannel distribution strategy is designed to provide customers both the technology and convenience they’re increasingly demanding in addition to traditional options such as our phone bank and branches. It’s not a strategy of one over the other. It’s all of the above. Many of our peers are adding fees to use a teller, restricting which customers can use their drive-thru lanes or adding other rules that inconvenience their customers in order to force changes in behavior.

Slide 9 provides additional details on our in-store strategy. The in-store strategy as a whole turned profitable in early 2015 and continues to generate profitable growth. We are very pleased with the in-store branch distribution. Both branches have proven to be an attractive option to augment our physical distribution and improved convenience. Our in-store strategy is different. It’s different from most other banks who’ve implemented in-store strategies.

First, we choose our partners very carefully and I use that term, partner, intentionally. Because we truly believe our relationship with Giant Eagle in Ohio and Meijer in Michigan are partnerships. Both of these businesses are multigenerational family businesses with strong brands that manage for the long-term and cherish strong customer service. Our cultures and our values match up very well with our partners.

Next, our in-store branches are full service. They’re not just a teller available to cash a check as you grab groceries. Our in-store branches are staffed with universal bankers and are open extended hours, seven days a week, 68 hours a week. We own convenience where we have an in-store location in all of our markets. The net result is that these in-store branches are an impressive acquisition vehicle as the data on the bottom of the slide shows. While they account for only 21% of our total branch network, the in-stores generated 48% of consumer household growth, checking account household growth over the past 12 months.

Slide 10 lists the long-term financial goals that we unveiled towards the end of 2014. Our focus remains on delivering more stable performance on returns through the cycle than what Huntington produced in the past. We’ve balanced growth with our aggregate moderate to low risk appetite and a continued focus on managing expenses to reflect the environment while investing in the business. We’re operating within some of these long-term goals ranges already such as revenue growth. And while our net charge-offs have remained below the long-term range for several quarters now, I think in fact it’s been coming up on several years. On the other hand we still have work to do as others such as the efficiency ratio remain an opportunity for continued improvement.

We’re excited about the FirstMerit transaction we announced because it will accelerate our achievement of some of these goals while improving our performance on others. And on that note, turning to slide 12, I want to use the next portion of the presentation to review why we’re so excited by this partnership with FirstMerit. I’ll provide an update on the integration process as well. Let me begin with this is a well-managed bank with a strong management team.

So, moving to slide 12, we’ve got a high level look at the strategic and financial benefits of the transaction. We covered these in detail on the announcement call but let me briefly review some of the more important points.

First and foremost we believe the combination to be extremely compelling across a number of fronts. We stand to become a leading bank throughout the Midwest. We’ve achieved the number one deposit market position in Ohio. Furthermore, we bolster our position in Michigan and enter new markets where FirstMerit has had success. We believe combined we’ll be able to build on that success. FirstMerit and Huntington share remarkably similar cultures. We know each other in the marketplace. We both go the market with a relationship oriented approach focused on customer service and experience. We believe this consistent approach will be very synergistic.

Our loan and deposit products and portfolios are complimentary. Our credit underwriting standards are similar and the quality of the FirstMerit management team will add considerable depth to ours. We both share a core interest in consumers, small to medium sized businesses, and the auto and indirect product set and we’ll continue to focus on these customers and activities.

Finally, we’ve identified substantial cost savings which we will achieve, resulting in significant shareholder value creation. In addition to being immediately accretive to operating ETFs excluding the merger related restructuring charges, we’ll improve our growth rate, efficiency ratio, and financial return profile, accelerating the achievement of our previously discussed long-term financial goals. As we think about the CCAR process, our pro forma pre-provision net earnings will provide yet a meaningfully larger risk buffer.

Turning to slide 13 I’d like to point out a few things about the FirstMerit franchise that we found particularly compelling. FirstMerit was founded over 170 years ago, standing today at more than $25 billion in assets. FirstMerit is in attractive markets and indeed their positioning in many of those markets is strong. Like Huntington, FirstMerit practices disciplined underwriting. They’ve shown strong credit performance through the cycle, continuing today and the management team is strong.

Moving to slide 14, taking a deeper dive into the opportunities with FirstMerit. I want to point out how well our footprints compliment each other. The top left side of the slide shows the complimentary overlap between our footprints and our pro forma market presence post-integration. Importantly, 39% of their branches are within one mile of our branches. 39% within a mile. This is tremendous concentration.

Turning attention to the top right chart, the strength of the FirstMerit loan origination platform is clear and their deposit mix is very similar to our own. We expect the pro forma balance sheet will be strengthened from these additions. On the bottom left we see some of the areas of opportunity, both in our commercial and our consumer businesses. Indeed the combination with FirstMerit opens up many opportunities which we’re committed to executing on and will provide more attractive economics for our shareholders over time.

Finally, on the bottom right, I want to point out some of the tangible benefits we expect to see from the combination with FirstMerit. While we’re already operating within target range or better on many of our long-term goals, there’s still room for improvement on other, particularly in return on tangible common equity and the efficiency ratio. We fully expect the strategic acquisition of FirstMerit will accelerate improvement in those area. More importantly, the transaction will allow the board to reexamine these goals in the future to establish even more significant targets consistent with our expectations to be a top tier performing bank.

Turning to slide 15, we’ll look in more detail at the pro forma financial metrics and expected impact. The core driver of our value creation comes from the 40% cost savings we expect to achieve by 2018 with 75% or more phased in during 2017. We expect approximately 3% EPS accretion excluding merger related restructuring charges in the first full year of the deal which is 2017 and we expect EPS accretion to be approximately 10% in 2018.

We would also expect significant improvement across other important financial metrics such as those described on the bottom of the slide. In particular, we expect greater than 400 basis point improvement on the efficiency ratio, greater than 400 basis point improvement on the efficiency ratio. And greater than 10 basis point improvement in return on assets which together would drive a 300 basis point improvement in return on tangible common equity.

Slide 16 shows the performance FirstMerit has achieved in the cycle which will help us reach the goals mentioned on the previous slide. Indeed FirstMerit has out performed peers on credit, especially during and immediately following the financial crisis. While many banks found themselves in loss positions, FirstMerit remained profitable in all quarters through the crisis and has enjoyed a remarkable 67 consecutive quarters of profitability. This is an important point as it demonstrates that they have remained consistent in not loosening their risk appetite to achieve financial goals. The addition of FirstMerit fits in quite well with our aggregate moderate to low risk profile.

Slide 17 shows the transaction terms and some key assumptions. We laid these out during the transaction conference call but I’m going to review a couple of points quickly before moving on. Looking at the terms, FirstMerit shareholders will receive 1.72 shares of Huntington plus $5 in cash for each share they own. Based on our closing price as of January 25 that would imply $20.14 per share, roughly $3.4 billion of aggregate value. The value represents a price to tangible book of 1.6 times, a price to estimated earnings of 14.3 times. That’s 2016 earnings. A PE of 2016 earnings when adjusted for fully phased in cost savings of just 7.9 times and a core deposit premium of 6.8%. Tangible book value earned back is anticipated to be 5.5 years using the cross over method.

Now on the next slide I’ll discuss the projected earn back in more detail using this and other methods. Slide 18 shows a few of the various approaches to calculating tangible book earn back. We believe the most rigorous method to be the cross over method which is show in the left portion of the slide and under the cross over method, you model tangible book values for stand alone Huntington and then you model the pro forma institution. The earn back is where the two lines intersect. Using this method, we get an earn back at 5.5 years.

Turning attention to the middle of the slide, we see the EPS accretion method which bases earn back on tangible book valuation, in one year a fully phased EPS accretion. Just one year. This method returns an earn back range of eight years if you include only the portion of the restructuring charges incurred at closing and it moves to 9.75 years if you include all restructuring charges of those at closing and those incurred over the integration period.

Finally, we have the fourth method, the static method which measures the time required for tangible book value and the combined pro forma companies to get back to its starting point. And this method generally returns the shortest earn back, indeed in this case gives an earn back of just under two years for the transaction. We believe the cross over method to be the most rigorous of the three methods and indeed the most indicative method for the true earn back period of this transaction and this method reflects how we’re going to manage the bank prospectively.

Turning to slide 19, our attention is towards integration. I want to stress that we’re focused on a smooth and seamless integration. We believe the transaction to be strategically and financially beneficial, in fact compelling to the business. We’ll get additional strength in our management and our overall talent. We’re deeply focused on integration and we believe we are well positioned given the experience on both our team and the FirstMerit team.

Just to provide a quick update on what we’ve done so far, we’ve had town hall meetings with the Huntington leadership team and all the FirstMerit officers across their footprint. We’ve designated integration project leadership teams for both companies and we’ve held meetings to coordinate integration with the status timelines. Product mapping is launched and so far we’ve had a very good overall launch. In fact I think this is the best I’ve ever seen at this stage. A great launch.

So, I want to close by reviewing some important messages that I believe tie together what we’ve discussed so far. On slide 21, it shows that we’re delivering on our commitments to our core constituents. From a shareholder perspective we’ve made great strides in terms of improving our valuation and generating above peer total shareholder returns over the three and five year periods. None of us are pleased with what we’ve seen in the market year to date but we remain focused on what we can control. We’re committed to delivering consistent long-term returns.

From a customer perspective we continue to deliver superior customer service. We’re regularly recognized by groups like JD Power, T&S, Bain & Company for excellent customer service and our leading net promoter score. We’ve improved our convenience as I’ve discussed here today with a focus on providing products, services, and delivery channels that allow customers to bank when they want and how they want.

We’ve made investments in our colleagues. We’ve been very focused on making sure that we have the training, the development, and the opportunities for advancement necessary for Huntington to continue to produce strong performance for years to come. And we’re very active in our communities. Our colleagues are very engaged in the communities that they work and live in and we provide substantial financial support to those communities. I’m very proud of the impact we have on the communities through our volunteerism, through our leadership, and through our support, much like any good community bank.

Slide 22, I’ll close before I turn it back to you, Jill. We’re focused on delivering consistent shareholder returns through the cycle. It’s a combination of risk management and focused execution. We have a consistent set of strategies built upon our areas of expertise and competitive advantages in consumer banking, banking with small and medium sized businesses as well as auto that’s augmented by investments that we make in the business, distinctive products and branding, superior customer service.

We’ve demonstrated a track record of achievement regardless of the difficulty of the operating environment. We’re enhancing our execution to deliver improved returns while maintaining our risk discipline. We’re focused on driving our core business while integrating FirstMerit into Huntington. Both management teams have experience in deal integration and indeed both have strong records in that respect.

Finally, there’s a high level of alignment and engagement between our management team, our board, and the owners of the company. Huntington colleagues and board members are collectively the six largest shareholders in the company. We have hold to retirement equity requirements for senior leadership. We’re in this for the long haul and we’ll continue to manage the company in a prudent manner with an effective long-term strategic focus.

So, thank you again for your interest today and as the slides flip through the base of the presentation, I’ll turn it over to you, Jill, to begin the Q&A session. Thank you.

QUESTIONS AND ANSWERS

Jill Shea - Credit Suisse – Analyst

Great. Thanks, Steve. So, just to kick off, could you give us your high level thoughts in terms of the economy just given concerns about a potential slow down? Just give us your view. What are you seeing? What are you hearing from your customers? And how do you think about growth for the coming year?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

Virtually all of our business is done in our six core states and our view at this point is there’s no discernible impact on the economy in the footprint. Our business customers are generally autonomous. They’re optimistic about 2016. Some of them feel they have their revenue equation in the bag. We’re not seeing early warning signs anywhere. And I’ll say that with the only exclusion being energy related, oil and gas related loans and oil field services. And in that context, there’s been very little activity in terms of building up the gas, Marcellus and Utica, in Ohio and the surrounding environments. I’ve characterized this in the past we’re like in the first inning of what would be a long-term play for those natural gas zones.

So, auto looks good, housing looks good, the consumer generally is good, the price at the pump is clearly a windfall, 70% of GDP coming through to consumer. The Midwest is diversified. The strength of the dollar has been something that executors had to deal with over the last year and a half. It’s not a cliff event. And again, the diversification I think plays to our advantage. We have very low unemployment in a number of our markets, West Michigan, Columbus are running roughly 3% unemployment rates. So, we expect there’s going to be a population inflow into a number of these markets and we’re starting to see that now.

Jill Shea - Credit Suisse – Analyst

Great. And then just in terms of your forward outlook for loan growth, where do you see opportunities to continue to grow the portfolio?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

It’s coming from the core banks. So, we do a lot with small, medium sized enterprises. We have some special lending that we do as well. Auto is expected to be consistently strong in ’16 and we’re seeing outlooks for that even in ’17. So, both the consumer side of that business for us which is big business as well as on the supply side, we like what we see.

Jill Shea - Credit Suisse – Analyst

Great. And then just in terms of the FirstMerit transaction, can you talk to us about the strategic view of the transaction and where you’re most excited in terms of the deal?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

First, let me characterize this. We think this is a great opportunity for us. This is a combination of two well run companies that would be even stronger as a consequence. A lot of respect for what Paul Greig and the management team have done at FirstMerit. They’ve really driven that bank to be a very good commercial bank.

Obviously they do other things with wealth and consumer but they emphasize commercial. And as we come together this overlap gives us tremendous synergies in the near-term, particularly for a flat rate environment for awhile, getting those economics of $250 million of expense out, tax effect from an earnings multiple, there’s a lot of value creation that will happen later this year and early next just on that equation. But they help us, they’ve got good liquidity, strong deposits, strategically it’s a hand in glove fit. We’ve always emphasized that we’d prefer to be larger in the markets that we’re in. 83% of their distribution is in Ohio and Michigan.

It really helps us in those markets in meaningful ways. We’re number one in Toledo, Canton, Akron, Mahoning Valley, and number two in Cleveland. It makes us a force in the Northern part of Ohio as we are in Central Ohio with lead share. It helps us significantly in Michigan. So, this is a well run bank that will compliment what we do. And there’s only one new product, it’s something we’ve been looking at. We hired an executive who had 15 or so years of national experience with the RV-boat business and they run it well. We’re looking forward to having the indirect product set to compliment what we do in auto.

Jill Shea - Credit Suisse – Analyst

Can you just talk about the potential revenue synergies and what opportunities you see and to what extent could the revenue opportunities accelerate the earn back from this transaction?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

As we mentioned on the call we didn’t layer in revenue synergies. We like what we’ve seen as we’ve gotten around to their geographies both in terms of due diligence and subsequently to meet people. They run Chicago and Wisconsin principally as a business play, a commercial play. So, it’s a niche play. Our capabilities will extent will into those. We do a lot with SBA as you know, number one or two nationally. We only do it in footprint. We’ve extend SBA into Chicago and Wisconsin.

They don’t work with — in a large corporate space. We do. That will be an extension. They don’t have some of the products that we have. So, immediately the product revenue for their customer base builds up at the business level and at the consumer level. And they have emphasized relationship banking. There’s a cultural fit. They too have gotten service recognition, customer service recognitions. So, there’s focus on customer experience and service being a shared element of their culture and ours that also I think will bolster our ability to grow the combined base as we come together. There’s a lot of opportunity that we believe will develop over time as we continue to build up our specialty businesses with this combined geography.

Mac McCullough - Huntington Bancshares Incorporated – CFO

The one that we specifically mentioned on the call, the ability to take their fee revenue up to our level, we’re at about 34%, they’re at about 28%. A lot of that is in the commercial side of the business. We size that at $100 million plus run rate a year and that brings the earn back closer to four years. We definitely have opportunities that work in the model for revenue synergies, bringing our capabilities to their organization that we didn’t factor.

Jill Shea - Credit Suisse – Analyst

Then just in terms of long-term financial growth you said they could be potentially reassessed with the FirstMerit deal. Would it make sense to assume that the long-term targets could move up and sync with the metrics you laid out in terms of the efficiency ratio improving by 400 basis points and ROTE improving by about 300 basis points.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

We will be relooking at those. I think later this year we’ll start that dialogue with the board. I don’t know when they’ll conclude it, whether it will be late this year or early next. But we will now be in line with our efficiency ratio that we aspire to be. Net charge offs are better than the range. Revenue growth is in line. I think the bigger frontier for us will be to look at return on tangible and rationalize do we want to step that up and what those new levels might be?

Jill Shea - Credit Suisse – Analyst

Great. And just in terms of some of your past investments maturing, can you just talk about your fee income growth prospects?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

I’d be happy to. We have, I think it was third quarter of ‘14 we did our last Fair Play roll out which related to giving credit for all those deposits and that helped the consumers significantly. It cost us about $6 million a quarter. In the fourth quarter of ‘15 we showed that overdraft fee income had recaptured and in fact moved forward from that. We typically had double digit growth in electronic banking income. We’re showing growth now in overdraft. We’ll have significant growth I think on the capital market side going forward. We continue to get better in our execution in that area. Mortgage is a big product for us. We have a new origination system in the field piloting now. It’s very, very good. It will create enormous capacity on the sales side. It’s a huge step forward for us. So, those would be some. Mac? What would you add?

Mac McCullough - Huntington Bancshares Incorporated – CFO

I think looking at the investments we made in capital markets, to Steve’s point, but wealth management also, to further penetrate our customer base and really take that into FirstMerit’s customer base, I think there’s a big opportunity for us. But I think we are starting to see the household growth that we’ve been reporting for years because of the Fair Play strategy, starting to see that come through on the deposit service charge line, 8% growth in the fourth quarter year over year. So, good core products that we can fully penetrate our customer base and take those into FirstMerit.

Jill Shea - Credit Suisse – Analyst

And just in terms of the in-store strategy in the back half of 2015, can you talk about the timing at which we could see some revenue benefit from that build out?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

We’re seeing it routinely. We don’t report it except on exceptional presentations. We don’t break it out in the quarter. It’s not big enough to do it on the quarterly side. But that initiative is performing well, it’s growing nicely. We provided some statistics earlier about household acquisition as a consequence of that. What we’ve shared in the past is that the convenience proposition is so strong that the transactional preference to use in-store versus the traditional is migrating the customer base into that environment. Seven days a week, 68 hours a week. That convenience proposition full service is — and we actually provide even better customer service in that environment than we do in the traditional branches. That will continue to perform well we think for the foreseeable future.

Mac McCullough - Huntington Bancshares Incorporated – CFO

The last tranche that we did is actually performing better for where they are in the lifecycle versus those we opened earlier. We’ve gotten better at this. Some of these locations that we took over were the better locations as well. So, performance in this last tranche is actually very, very good.

Jill Shea - Credit Suisse – Analyst

And perhaps turning to expenses, you’ve delivered positive operating leverage for three consecutive years. Can you just talk about your goal of delivering positive operating leverage and how you pace investments then relative to the revenue outlook?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

We have that as one of our long-term financial goals. We’ve been delivering. We expect to continue to deliver. And so as we put our budget together in ‘16, this is representative of how we did it before. We choose to use a flat interest rate environment so we didn’t have to do any midyear adjustments. Should there be a rate change, which looks rather pressing at the moment, but that lets us stay focused on execution. If there’s a rate change, we get a rate increase, that’s just all good news from our perspective. And then we gear our investments and expenses around the expected revenue off that. We also start each year with three sets of contingencies. So, if we’re missing on revenue we have three levers to pull throughout the year to pull us back to positive operating leverage. And Mac and his finance team does a terrific job at that.

Mac McCullough - Huntington Bancshares Incorporated – CFO

It’s important to understand also that everyone in our organization understands what it means to have positive operating leverage and the metrics around what that does to your returns and your efficiency ratio. So, it’s really part of our DNA. It’s how we run the company and it’s actually embedded very well.

Jill Shea - Credit Suisse – Analyst

Could you perhaps touch on some of those levers that you could pull if the revenue environment doesn’t shape up as expected?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

Well, we’re always looking for opportunities to become more productive. We have a continuous improvement team of about 20 individuals that that’s all they do. They have a portfolio of 84 projects that they’re booking. We’ve trained hundreds of people within the business lines in the continuous improvement process. So, there’s some large things that we’re looking at on the operation side in terms of being more straight through process oriented. And there are slow things. But each one for us add up. Where can we find the opportunity to become more profitable in the things that we do every day?

Jill Shea - Credit Suisse – Analyst

Are there any questions from the audience?

Unidentified Audience Member

(inaudible - microphone inaccessible)

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

The question is how much upside is there for us in Ohio. As we complete the FirstMerit acquisition it gives us about 16% deposit share in the state and I think we have endless opportunity to further grow in the state. We started with a general view that our strategy is market share, it’s density rather than broad distribution. And we see the benefits in terms of execution. We have lead share in Columbus. We grow it every year. We can get better in Columbus. We will get better in Columbus every year.

And I believe that will apply to the other cities and towns that we do business in in Ohio. The brand’s established, the management team – you get so much leverage out of this. And the convenience proposition that we have is best in breed. So, there’s a lot we do with consumers and small business. This SBA stat we share is indicative of that. And so when we think about the core business being done in any geography, but for us in Ohio, we think we have just endless opportunity to move that share up. Now, it may not move percentages every year but it will move with consistency as we go forward.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

The question was with the financial market turbulence, where might there be a deferral or a pull back by other companies within our footprint going forward? We do worry that we could talk ourselves into a slow down. And I think over the last seven years we’ve seen a little bit of that, like a flash crash or a well blow out or our concerns in Europe. And fundamentally much of what we do is in footprint reliant sort of activities. Small businesses are not export oriented to a great extent. There could be a general deferral and we’ve seen this in prior periods which means we have to hustle than much further with our customer base to be supportive and that may take our loan growth rate from a mid-high single digit down to a mid-single digit for us. But the economies are doing well where we are.

I mentioned these markets have 3% unemployment. And they’re thriving. Cleveland, Cincinnati, Columbus, Grand Rapids, Detroit is doing well. Pittsburgh is on fire. Indianapolis is doing well. So, the core within our footprint, I think we’ll continue to expand and grow. The rate may change a big. And then it’s incumbent upon us to enhance the execution of what we’re doing. And as we said before, we enter each year with a view, if we’re not achieving the revenue we expect to then we will pull the expense levers and make sure we bring year end positive operating leverage and the returns we’re looking for.

Jill Shea - Credit Suisse – Analyst

Great. With that we’re out of time. So, please join in thanking Huntington.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President, CEO

Thank you, Jill.

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This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s and FirstMerit’s respective business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.firstmerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.